
May 22, 2020

Anthony Hayes
Chief Executive Officer
Aikido Pharma Inc.
One Rockefeller Plaza, 11th Floor
New York, NY 10020

      Re: Aikido Pharma Inc.
           Registration Statement on Form S-3
           Filed May 11, 2020
           File No. 333-238172

Dear Mr. Hayes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary
Business Overview, page 1

1.   We note several statements in this section regarding the efficacy of your product candidates. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise these statements accordingly.

Licenses, page 5

2.   Please disclose the material terms of the Master License Agreement with the University of Maryland, Baltimore and file it as an exhibit or explain to us why it is not material to an

investment decision. Please also revise to indicate the current stage of development for the licensed technology.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert F. Charron, Esq.